December 21, 2010

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549-4631

Re:          Fibria Celulose S.A.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed April 30, 2010
File No. 001-15018

Dear Mr. Reynolds:

This letter responds to the supplemental comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated December 15,  2010, concerning the Annual Report filed on Form 20-F for Fiscal Year Ended December 31, 2009 and filed April 30, 2010 (“2009 Annual Report”) and supplements our response letter dated November 5, 2010 and the related submission on Form 6-K dated November 10, 2010.

Exhibits

1.                                       We note your response to comment one of our letter dated October 22, 2010 and reissue that comment in part. Please address the following issues with regard to Exhibit 3.1 (the “Investment Agreement”):

•                  It is unclear whether Exhibit 3.1.15 to the Form 6-K filed on November 10, 2010 is the agreement referred to as Exhibit 3.1.15 in the Investment Agreement. For example, we note that the aforementioned document was executed after the date of the Investment Agreement and does not clearly appear to be a call option and put option agreement, Please advise.

•                  You do not appear to have filed exhibit 2.3.3 to Exhibit 3.1.10 to the Investment Agreement. Please confirm that you will file a fair and accurate English translation of this exhibit with your next periodic report.

Reply:  The document filed as Exhibit 3.1.15 with our Form 6-K is, in fact, not the correct schedule.  We are filing a new Form 6-K today which will contain the correct exhibit.  We also advise that there is no Exhibit 2.3.3 to Exhibit 3.1.10, and therefore no additional such exhibit will be filed.

2.                                       We note your response to comment one of our letter dated October 22, 2010, which states that you will provide Annex D to Exhibit 4.3. We note that this annex as filed with your Form 6-K filed on November 10, 2010 appears to be missing Exhibits 3.7, 3.8 and 3.11, but that you have included a reference to 23 illegible pages in the text of the document. Please advise us as to whether these illegible pages relate to such exhibits or confirm that you will re-file Exhibit 4.3 in its entirety with your next periodic report.

Reply:  The missing exhibits were, in fact, covered by the illegible materials comprising 23 pages of the document filed with the Form 6-K on November 10, 2010. While this material cannot be converted to edgar-quality submission in the original, we are filing today a fair and accurate English translation of the missing Exhibits 3.7, 3.8 and 3.11 as part of a new Form 6-K.

The Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.11.2138.4565 if you have any questions concerning this response letter.

Very truly yours,

Fibria Celulose S.A.
	By:	/s/ João Adalberto Elek
João Adalberto Elek
CFO and Investors’ Relations Officer

Copies: Shehzad Niazi
Pamela Howell